UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012.
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________________________to __________________________
Commission file number 001-6351
__________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Lilly Employee 401(k) Plan
The Savings Plan for Lilly Affiliate Employees in Puerto Rico

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Eli Lilly and Company
Lilly Corporate Center
Indianapolis, Indiana 46285

REQUIRED INFORMATION
The following financial statements shall be furnished for the plan:

1.	Not applicable.

2.	Not applicable.

3.	Not applicable.

4.
The Lilly Employee 401(k) Plan and The Savings Plan for Lilly Affiliate Employees in Puerto Rico (the “Plans”) are subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Attached hereto are copies of the most recent financial statements and schedule of the Plans prepared in accordance with the financial reporting requirements of ERISA.

The Lilly Employee 401(k) Plan and
The Savings Plan for Lilly Affiliate Employees in Puerto Rico
Financial Statements and Supplemental Schedules
December 31, 2012 and 2011, and for the Year Ended December 31, 2012

Table of Contents
Report of Independent Registered Public Accounting Firm
The Employee Benefits Committee
Eli Lilly and Company
We have audited each of the accompanying statements of net assets available for benefits of The Lilly Employee 401(k) Plan and The Savings Plan for Lilly Affiliate Employees in Puerto Rico (the Plans) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for each Plan for the year ended December 31, 2012. These financial statements are the responsibility of the Plans' management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plans' internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plans' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of each Plan at December 31, 2012 and 2011, and the changes in net assets available for benefits for each Plan for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the financial statements for each Plan taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2012, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements for each Plan and, in our opinion, is fairly stated in all material respects in relation to the financial statements for each Plan taken as a whole.
/s/ Ernst & Young, LLP
Indianapolis, Indiana
June 18, 2013

The Lilly Employee 401(k) Plan and
The Savings Plan for Lilly Affiliate Employees in Puerto Rico

Statements of Net Assets Available for Benefits

December 31, 2012

		The Savings Plan
	The Lilly	for Lilly
	Employee 401(k)	Affiliate Employees
	Plan	in Puerto Rico
	(Plan No. 002)	(Plan No. 004)
Assets
Investments:
Interest in net assets of The Lilly
Employee Savings Plan Master
Trust – Northern Trust Company	$4,318,564,339	$111,712,526

Receivables:
Employer contribution	8,211,796	321,588
Notes receivable from participants	32,782,242	3,029,665
	40,994,038	3,351,253

Net assets reflecting all investments at fair value	4,359,558,377	115,063,779

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(16,205,601)	(432,204)

Net assets available for benefits	$4,343,352,776	$114,631,575

See accompanying notes.

The Lilly Employee 401(k) Plan and
The Savings Plan for Lilly Affiliate Employees in Puerto Rico

Statements of Net Assets Available for Benefits

December 31, 2011

	The Lilly Employee 401(k) Plan			The Savings Plan
	(Plan No. 002)			for Lilly
	Participants’	ESOP Shares		Affiliate Employees
	Accounts	Fund		in Puerto Rico
	(Allocated)	(Unallocated)	Total	(Plan No. 004)
Assets
Investments:
Interest in net assets of The Lilly
Employer Trust – PNC Bank	$ –	$5,164,204	$5,164,204	$ –
Interest in net assets of The Lilly
Employee Savings Plan Master
Trust – Northern Trust Company	3,764,449,542	–	3,764,449,542	96,259,988
	3,764,449,542	5,164,204	3,769,613,746	96,259,988
Receivables:
Allocation of ESOP shares	4,980,640	–	4,980,640	183,564
Employer contribution	2,905,984	–	2,905,984	107,101
Notes receivable from participants	29,481,116	–	29,481,116	2,332,453
	37,367,740	–	37,367,740	2,623,118
	3,801,817,282	5,164,204	3,806,981,486	98,883,106

Liabilities
Allocation of ESOP shares	–	5,164,204	5,164,204	–
	–	5,164,204	5,164,204	–

Net assets reflecting all investments at fair value	3,801,817,282	–	3,801,817,282	98,883,106

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	1,364,914	–	1,364,914	35,579

Net assets available for benefits	$3,803,182,196	$ –	$3,803,182,196	$98,918,685

See accompanying notes.

The Lilly Employee 401(k) Plan and
The Savings Plan for Lilly Affiliate Employees in Puerto Rico

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2012
		The Savings Plan
	The Lilly	for Lilly
	Employee 401(k)	Affiliate Employees
	Plan	in Puerto Rico
	(Plan No. 002)	(Plan No. 004)
Additions:
Contributions:
Participants	$188,566,684	$6,348,701
Employer	101,628,730	3,946,880
Interest income on notes receivable from participants	1,248,566	115,390
Interest in The Lilly Employee Savings Plan
Master Trust – Northern Trust Company
investment income, net of administrative fees	489,566,010	12,549,025
	781,009,990	22,959,996

Deductions:
Participant withdrawals	241,392,490	7,129,314
Administrative expenses	2,711,992	117,792
	244,104,482	7,247,106

Transfer in	3,265,072	–
Net increase	540,170,580	15,712,890

Net assets available for benefits at beginning of year	3,803,182,196	98,918,685

Net assets available for benefits at end of year	$4,343,352,776	$114,631,575

See accompanying notes.

The Lilly Employee 401(k) Plan and
The Savings Plan for Lilly Affiliate Employees in Puerto Rico

Notes to Financial Statements
December 31, 2012
1. Description of the Plans
The accompanying financial statements comprise the employee savings plans of Eli Lilly and Company (the Company) and certain of the Company's U.S. and Puerto Rico affiliates that participate as of the end of the stated period in The Lilly Savings Plan Master Trust - Northern Trust Company (the Northern Trust Master Trust).
The Lilly Employee 401(k) Plan (the 401(k) Plan) was established for the benefit of eligible employees of Eli Lilly and Company and participating subsidiary and affiliated companies. The Savings Plan for Lilly Affiliate Employees in Puerto Rico (Plan No. 004) (the Puerto Rico Plan) was established for the benefit of resident eligible employees of, and certain employees within, the Commonwealth of Puerto Rico.
The following description of the 401(k) Plan and the Puerto Rico Plan (collectively, the Plans) provides only general information. Participants should refer to the applicable plan document and the Plans' summary plan descriptions for more complete information.
Hewitt Associates, LLC is the recordkeeper of the Plans. The Company is the plan sponsor for the 401(k) Plan, and Lilly del Caribe, Inc. is the plan sponsor for the Puerto Rico Plan. The Employee Benefits Committee of the Company is the plan administrator for the Plans.
Full-time employees become eligible for participation in the Plans on the first day of employment. Seasonal, part-time, or other special-status employees must complete 1,000 hours of service within a 12-consecutive-month period to be eligible. The Plans allow for participant contributions from 1% to 50% of base compensation up to applicable regulatory limits. Participants have the option of enrolling in a program to increase their contribution rate automatically each year. Matching contributions by the Company are currently 100% of the employee contributions up to the 6% employee contribution level, subject to IRS limits.
Participants may designate that their contributions to be invested in any of the investment options offered by the Plans. Participants may elect to direct or transfer their contributions to Eli Lilly and Company common stock (the Company Stock Fund). Participants are allowed to take payment of the Company Stock Fund dividends in lieu of having them reinvested in their participant accounts. Further, participants can buy and sell the Company Stock Fund within the Plans and transfer money, vested or nonvested, from any of the investment options into and out of any of the other investment options, including the Company Stock Fund. In the prior year and previously, the Company used an Employee Stock Ownership Plan (ESOP) fund as a vehicle to fund Company contributions.

The Lilly Employee 401(k) Plan and
The Savings Plan for Lilly Affiliate Employees in Puerto Rico

Notes to Financial Statements (continued)

1. Description of the Plans (continued)
All participants are vested immediately in their own contributions. All participants with two credited years of service are vested and entitled to receive 100% of Company matching contributions. Forfeitures of $829,693 for the 401(k) Plan were applied to decrease the Company's contributions during 2012. Forfeitures of $63,803 were applied to decrease the Company's contributions during 2012 for the Puerto Rico Plan.
Participants may borrow from their accounts a minimum of $1,000 and a maximum of the lesser of one-half of the amount of the participant's vested account, 90% of the portion of the participant's account balance attributable to the participant's pretax contributions and rollover account, or $50,000 (all of which are reduced by any unpaid loan balance). The loans are collateralized by the participant's vested account and bear interest at prime plus 1%. Should the participant terminate as an employee, the balance of the outstanding loan becomes due and payable. Related fees are recorded as administrative expenses and are expensed when they are incurred.
The Plans are subject to and are intended to comply with the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and applicable IRS or Puerto Rico Treasury requirements. The Company has the right to terminate the Plans subject to the provisions of ERISA and the Plans. In the event the Plans are terminated, each participant's account shall be nonforfeitable with respect to both the employee's and the Company's contributions, and the net assets are to be set aside for payment of withdrawals by participants.
The Company contributed to the ESOP Shares Fund (Unallocated) amounts sufficient to pay the installments of principal and interest due on the outstanding debt incurred by the Plans to finance the common stock purchases. Shares released in conjunction with the repayment of the loan were used to fund the Company-matching contribution.
The number of shares released from the ESOP Shares Fund (Unallocated) in each plan year for allocation to the participants' accounts was determined, in general, as follows: the number of shares held in the ESOP Shares Fund (Unallocated) immediately before the release for the current plan year multiplied by a fraction, the numerator of which is the amount of principal and interest paid on the debt for that plan year, and the denominator of which is the sum of the numerator plus the total payments of principal and interest on the debt projected to be made for all future plan years.

The Lilly Employee 401(k) Plan and
The Savings Plan for Lilly Affiliate Employees in Puerto Rico

Notes to Financial Statements (continued)

2. Significant Accounting Policies
Investment Valuation and Income Recognition
Investments held by the Plans are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements.
As described in Accounting Standards Codification (ASC) 962, Defined Contribution Pension Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plans invest in synthetic guaranteed investment contracts (synthetic GICs) within the Northern Trust Master Trust. As required by ASC 962, the statements of net assets available for benefits present the fair value of the investment in the Northern Trust Master Trust, as well as the adjustment of the investment in the master trust from fair value to contract value relating to the synthetic GICs. The statements of changes in net assets available for benefits are prepared on a contract value basis.
Notes Receivable From Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

The Lilly Employee 401(k) Plan and
The Savings Plan for Lilly Affiliate Employees in Puerto Rico

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)
New Accounting Pronouncements
In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs. ASU 2011-04 amended ASC 820, Fair Value Measurement, to converge the fair value measurement guidance in U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures, although certain of these new disclosures are not required for nonpublic entities, as defined in ASC 820. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Adoption of ASU 2011-04 did not have an effect on the Plans' net assets available for benefits or its changes in net assets available for benefits.
Use of Estimates and Basis of Accounting
The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates. The accompanying financial statements have been prepared on the accrual basis of accounting.

The Lilly Employee 401(k) Plan and
The Savings Plan for Lilly Affiliate Employees in Puerto Rico

Notes to Financial Statements (continued)

3. Master Trusts
The Plans provide that both participant contributions and company-matching contributions be held in a trust by an independent trustee for the benefit of participating employees. During 2012, Northern Trust Company maintained the accounting of the aggregate value of assets associated with each plan participating in the Northern Trust Master Trust. During 2011, PNC Bank, N.A. (PNC Bank) and Northern Trust Company (collectively, the Trustees) maintained the accounting of the aggregate value of assets associated with each plan participating in the PNC Bank Master Trust and the Northern Trust Master Trust (collectively, the Master Trusts). All assets held in PNC Bank Master Trust were transferred to the Northern Trust Master Trust as of December 31, 2011. The respective ownership interest of each plan is determined using a unit valuation method.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes gains and losses on investments bought and sold as well as held during the year.
Investment income, including net appreciation/depreciation in fair value of investments and expenses, is allocated to the participating plans based upon their pro rata share in the net assets of the Master Trusts.
The Northern Trust Master Trust holds synthetic GICs with third-party financial service institutions. The synthetic GICs are wrap contracts paired with an underlying investment portfolio of common/collective trust funds, owned by the Plans, that invest in average-quality, intermediate-term, fixed-income securities. A synthetic GIC credits the holder's account with a stated interest rate for a specified period of time. Investment gains and losses are amortized over the expected duration through the calculation of the interest rate applicable to the Plans on a prospective basis. Synthetic GICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero.
The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the expected duration at the time of computation. The crediting rate is most impacted by the change in the annual effective yield-to-maturity of the underlying securities but is also affected by the differential between the contract value and the market value of the covered investments.

The Lilly Employee 401(k) Plan and
The Savings Plan for Lilly Affiliate Employees in Puerto Rico

Notes to Financial Statements (continued)

3. Master Trusts (continued)
Generally, payments will be made pro rata, based on the percentage of investments covered by each issuer. The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Plans the excess, if any, of contract value over market value on the date of termination. If a synthetic GIC terminates due to a decline in the ratings of the issuer, the issuer may be required to pay to the Plans the cost of acquiring a replacement contract (i.e., replacement cost) within the meaning of the contract. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plans to the extent necessary for the Plans to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice. However, such election by a contract issuer would allow for a gradual asset risk wind-down over the portfolio's duration and would maintain contract value on the Plans.
Because the synthetic GICs are fully benefit responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the synthetic GICs. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

	2012	2011
Average yields for synthetic GICs:
Based on actual earnings	1.20%	2.31%
Based on interest rate credited to participants	1.81%	1.87%

Certain events, including (1) certain amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plans' prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events that cause a significant withdrawal from the Plans, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA, limit the ability of the Plans to transact at contract value with the third-party financial institutions. The plan administrator does not believe that the occurrence of any such value event, which would limit the Plans' ability to transact at contract value with participants, is probable.

The Lilly Employee 401(k) Plan and
The Savings Plan for Lilly Affiliate Employees in Puerto Rico

Notes to Financial Statements (continued)

3. Master Trusts (continued)
The synthetic GICs generally impose conditions on both the Plans and the issuer. If an event of default, as defined, occurs and is not cured, the non-defaulting party may terminate the contract. In the event of default of an issuer, the Plans have pre-negotiated contingency coverage in which the remaining issuers contractually step in and proportionately replace the departing issuer. If this coverage exceeded dollar or time limits and the Plans were unable to negotiate continuing coverage or obtain a replacement investment contract, the Plans may experience losses if the value of the Plans' assets no longer covered by the contract is below contract value. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plans unable to achieve their objective of maintaining a stable contract value. The plan administrator does not believe that the occurrence of any such event is probable.
At December 31, 2012 and 2011, each Plan's respective percentage interest in the Master Trusts was as follows:

	December 31, 2012	December 31, 2011
	Northern Trust Master Trust	Northern Trust Master Trust	PNC Bank Master Trust
401(k) Plan	97.48%	97.51%	100%
Puerto Rico Plan	2.52%	2.49%	- %

Information relating to the Master Trusts' net assets as of December 31, 2012 and 2011, and investment income for the year ended December 31, 2012, are summarized below:

		December 31, 2011
	December 31, 2012	Northern Trust Master Trust	PNC Bank Master Trust
	Northern Trust Master Trust	Participants’ Accounts (Allocated)	ESOP Shares Fund (Unallocated)
Net assets:
Investments at fair value:
Registered investment companies	$144,192,363	$124,816,482	$–
Eli Lilly and Company common stock	651,845,967	604,960,202	5,164,204
Wrapper contracts	956,019	650,739	–
Interest in common/collective trusts	3,633,282,516	3,130,282,107	–
Total master trust net assets	$4,430,276,865	$3,860,709,530	$5,164,204

The Lilly Employee 401(k) Plan and
The Savings Plan for Lilly Affiliate Employees in Puerto Rico

Notes to Financial Statements (continued)

3. Master Trusts (continued)

Northern Trust Master Trust

Year ended December 31, 2012, investment income:
Interest income, net of expenses	$12,894,803
Dividend income	31,715,183
Net appreciation in fair value of investments:
Registered investment companies	10,670,109
Eli Lilly and Company common stock	105,091,011
Interest in common/collective trusts	341,743,929
Total master trust investment income	$502,115,035

The Master Trusts' investments in Eli Lilly and Company common stock were allocated to participant accounts during 2012. During 2011, the common stock for both participant-directed and non-participant-directed at December 31, 2011, are presented in the following table:

	2011
	Allocated	Unallocated

Number of shares	14,556,309	124,259
Cost	$346,496,657	$2,359,616
Market value	$604,960,202	$5,164,204

The following 2011 disclosure represents both participant-directed and non-participant-directed funds, as transactions within the Eli Lilly and Company Stock Fund could not be reasonably segregated. In 2012, all investments are participant-directed.

The Lilly Employee 401(k) Plan and
The Savings Plan for Lilly Affiliate Employees in Puerto Rico

Notes to Financial Statements (continued)

3. Master Trusts (continued)
Information about the participant-directed and non-participant-directed net assets of the Eli Lilly and Company Stock Fund at December 31, 2011, is as follows:

	2011
	401(k) Plan	Puerto Rico Plan
Net assets:
Interest in Master Trust(s)	$594,347,177	$22,960,089
Receivables	7,886,624	290,665
Liabilities	(5,164,204)	–
	$597,069,597	$23,250,754

The Lilly Employee 401(k) Plan and
The Savings Plan for Lilly Affiliate Employees in Puerto Rico

Notes to Financial Statements (continued)

4. Fair Value Measurements
ASC 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). ASC 820 includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described below:
Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2 - Inputs to the valuation methodology include:

•	Quoted prices for similar assets and liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in markets that are not active

•	Inputs other than quoted prices that are for the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The level in the fair value hierarchy within which the fair value measurement is classified is determined based upon the lowest level of input that is significant to the fair value measurement in its entirety.

The Lilly Employee 401(k) Plan and
The Savings Plan for Lilly Affiliate Employees in Puerto Rico

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)
The following is a description of the valuation techniques and inputs used for each major class of assets and liabilities measured at fair value:

•
Registered investment companies (mutual funds) - Valued at the net asset value (NAV) of shares held by the Plans at year-end, as quoted in the active market, and are classified within Level 1 of the valuation hierarchy.

•	Eli Lilly and Company common stock - Valued at the closing price reported on the New York Stock Exchange and is classified within Level 1 of the valuation hierarchy.

•
Synthetic GIC wrapper contracts - Determined using the discounted difference between replacement cost and actual cost, projected for the duration of the associated portfolio, and are classified within Level 3 of the valuation hierarchy.

•
Interest in common/collective trusts - Represents interests in pooled investment vehicles designed primarily for collective investment of employee benefit trusts. The fair value of the investment in this category has been estimated using the NAV per unit provided by the fund managers. The unit values are based on the fair value of the underlying assets, which are principally equity and fixed-income securities, short-term investments, and real estate. The investment strategies of the Plans' common/collective trusts vary based on the investment objectives of the asset class of which they are part. Such strategies include investments in fixed-income securities and investments in equity securities for growth and value objectives, investment portfolios that replicate equity market indices, and investments in international markets. Redemption restrictions range from 1 to 30 days. These investments are classified within Level 2 of the valuation hierarchy.

The Lilly Employee 401(k) Plan and
The Savings Plan for Lilly Affiliate Employees in Puerto Rico

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)
The valuation methodologies described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plans believe their valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2012 and 2011.
The following table sets forth by level, within the fair value hierarchy, the Northern Trust Master Trust's assets carried at fair value as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Registered investment companies:
Short-term investments	$12,544,736	$–	$–	$12,544,736
Equity	99,781,115	–	–	99,781,115
Fixed income	31,866,512	–	–	31,866,512
Eli Lilly and Company common stock	651,845,967	–	–	651,845,967
Interest in common/collective trusts:			–
U.S. equities	–	1,257,899,790	–	1,257,899,790
International equities	–	724,573,533	–	724,573,533
Fixed income	–	446,885,521	–	446,885,521
Real estate	–	86,745,219	–	86,745,219
Commodities	–	51,610,488	–	51,610,488
Short-term investments	–	5,177,110	–	5,177,110
Short-term investments (stable value fund)	–	62,879,473	–	62,879,473
Corporate bonds (stable value fund)	–	171,205,353	–	171,205,353
Public bonds (stable value fund)	–	826,306,029	–	826,306,029
Synthetic GIC wrapper contracts	–	–	956,019	956,019
Total master trust assets at fair value	$796,038,330	$3,633,282,516	$956,019	$4,430,276,865

The Lilly Employee 401(k) Plan and
The Savings Plan for Lilly Affiliate Employees in Puerto Rico

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)
The following table sets forth by level, within the fair value hierarchy, the Master Trusts' assets carried at fair value as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Registered investment companies:
Short-term investments	$14,478,712	$–	$–	$14,478,712
Equity	85,000,024	–	–	85,000,024
Fixed income	25,337,746	–	–	25,337,746
Eli Lilly and Company common stock	610,124,406	–	–	610,124,406
Interest in common/collective trusts:
U.S. equities	–	1,112,701,021	–	1,112,701,021
International equities	–	559,215,920	–	559,215,920
Fixed income	–	377,170,927	–	377,170,927
Real estate	–	67,494,767	–	67,494,767
Short-term investments	–	7,192,344	–	7,192,344
Short-term investments (stable value fund)	–	45,940,969	–	45,940,969
Corporate bonds (stable value fund)	–	110,000,932	–	110,000,932
Public bonds (stable value fund)	–	850,565,227	–	850,565,227
Synthetic GIC wrapper contracts	–	–	650,739	650,739
Total master trust assets at fair value	$734,940,888	$3,130,282,107	$650,739	$3,865,873,734

The Lilly Employee 401(k) Plan and
The Savings Plan for Lilly Affiliate Employees in Puerto Rico

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)
The table below sets forth a summary of changes in the fair value of the Northern Trust Master Trust's Level 3 assets for the year ended December 31, 2012:

Synthetic GIC Wrapper Contracts

Fair value at the beginning of the year	$650,739
Unrealized gains	305,280
Fair value at the end of the year	$956,019

There were no purchases, sales, settlements, or transfers of Level 3 investments during 2012.
The Plans also hold other assets not measured at fair value on a recurring basis, including employer contributions receivable and participant notes receivable. The fair value of these assets approximates the carrying amounts in the accompanying financial statements due to either the short maturity of the instruments or the use of interest rates that approximate market rates for instruments of similar maturity. Under the fair value hierarchy, these financial instruments are valued primarily using Level 2 inputs.
5. Income Tax Status
The 401(k) Plan has received a determination letter from the IRS dated December 12, 2002, stating that the 401(k) Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trusts are exempt from taxation. Subsequent to the determination by the IRS, the 401(k) Plan was amended and restated and a new determination letter application was filed with the IRS on behalf of the 401(k) Plan on or about November 30, 2010; the IRS has confirmed receipt of the application at this time. Once qualified, the 401(k) Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes that the 401(k) Plan, as amended and restated, is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the 401(k) Plan, as amended and restated, is qualified and the related trusts are tax-exempt.

The Lilly Employee 401(k) Plan and
The Savings Plan for Lilly Affiliate Employees in Puerto Rico

Notes to Financial Statements (continued)

5. Income Tax Status (continued)
The Puerto Rico Plan has not received a determination letter from the Commonwealth of Puerto Rico's Department of Treasury stating that the Plan is qualified under Sections 1165(a) and 1165(e) of the Puerto Rico Internal Revenue Code of 1994 (the Puerto Rico Code). The Puerto Rico Plan intends, consistent with applicable requirements, to apply for a determination letter from the Commonwealth of Puerto Rico's Department of Treasury to confirm that it is qualified under these applicable sections of the Puerto Rico Code. However, the plan administrator believes that the Puerto Rico Plan has been designed to comply with and is operating in accordance with the applicable requirements of the Puerto Rico Code and, therefore, believes that the Puerto Rico Plan is qualified and the related trust is tax-exempt.
U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plans. The financial statement effects of a tax position are recognized when the position is more likely than not, based on technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plans and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plans have recognized no interest or penalties related to uncertain tax positions. The Plans are subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes that the Plans are no longer subject to income tax examinations for years prior to 2009.
6. Risks and Uncertainties
The Plans invest in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.
7. Transactions With Related Parties
During 2012, the 401(k) Plan received $26,183,763 in cash dividends from the Company on the common stock of the Company owned by the 401(k) Plan. During 2012, the Puerto Rico Plan received $1,011,670 in cash dividends from the Company on the common stock of the Company owned by the Puerto Rico Plan.

The Lilly Employee 401(k) Plan and
The Savings Plan for Lilly Affiliate Employees in Puerto Rico

Notes to Financial Statements (continued)

8. Reconciliation of the Financial Statements to the Form 5500
The following are reconciliations of net assets available for benefits as of December 31, 2012 and 2011, and the net increase in net assets available for benefits for the year ended December 31, 2012, with the corresponding amounts in the Form 5500.

	401(k) Plan	Puerto Rico Plan
December 31, 2012
Net assets available for benefits at year-end, as reported in the
accompanying financial statements	$4,343,352,776	$114,631,575
Add adjustment from contract value to fair value for fully
benefit-responsive investment contracts	16,205,601	432,204
Less distributions accrued on Form 5500 at year-end	1,520,525	79,752
Net assets available for benefits at year-end per Form 5500	$4,358,037,852	$114,984,027

	401(k) Plan	Puerto Rico Plan
December 31, 2011
Net assets available for benefits at year-end, as reported in the
accompanying financial statements	$3,803,182,196	$98,918,685
Less adjustment from contract value to fair value for fully
benefit-responsive investment contracts	1,364,914	35,579
Less distributions accrued on Form 5500 at year-end	2,373,483	646,664
Net assets available for benefits at year-end, as reported in the Form 5500	$3,799,443,799	$98,236,442

The Lilly Employee 401(k) Plan and
The Savings Plan for Lilly Affiliate Employees in Puerto Rico

Notes to Financial Statements (continued)

8. Reconciliation of the Financial Statements to the Form 5500 (continued)

	401(k) Plan	Puerto Rico Plan
Year Ended December 31, 2012
Net increase in net assets available for benefits, as reported in the
accompanying financial statements	$540,170,580	$15,712,890
Add adjustment from contract value to fair value for fully benefit-responsive
investment contracts at December 31, 2012	16,205,601	432,204
Add adjustment from contract value to fair value for fully benefit-responsive
investment contracts at December 31, 2011	1,364,914	35,579
Less distributions accrued on Form 5500 at December 31, 2012	1,520,525	79,752
Add distributions accrued on Form 5500 at December 31, 2011	2,373,483	646,664
Net increase in net assets available for benefits, as reported on the Form 5500	$558,594,053	$16,747,585

Supplemental Schedules

The Lilly Employee 401(k) Plan

EIN 35-0470950 Plan No. 002

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2012

Description of
Investments, Including
Maturity Date, Rate of
Identity of Issue, Borrower,	Interest, Par, or	Current
Lessor, or Similar Party	Maturity Value	Value
Notes receivable from participants*	Interest rates ranging
	from 4.25% to 10.00%	$32,782,242

*Parties in interest

The Savings Plan for Lilly Affiliate Employees in Puerto Rico

EIN 98-0167031 Plan No. 004

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2012

Description of
Investments, Including
Maturity Date, Rate of
Identity of Issue, Borrower,	Interest, Par, or	Current
Lessor, or Similar Party	Maturity Value	Value
Notes receivable from participants*	Interest rates ranging
	from 4.25% to 9.50%	$3,029,665

*Parties in interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plans) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Lilly Employee 401(k) Plan

Date: June 18, 2013                    By: /s/ Stacey M. Roberson
Stacey M. Roberson
Employee Benefits Committee

The Savings Plan for Lilly Affiliate Employees
in Puerto Rico

Date: June 18, 2013                    By: /s/ Stacey M. Roberson
Stacey M. Roberson
Employee Benefits Committee

Exhibit Index

Exhibit
Number        Description

23        Consent of Independent Registered Public Accounting Firm

Exhibit 23

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-172422) pertaining to The Lilly Employee 401(k) Plan and The Savings Plan for Lilly Affiliate Employees in Puerto Rico of our report dated June 18, 2013, with respect to the financial statements and schedules of The Lilly Employee 401(k) Plan and The Savings Plan for Lilly Affiliate Employees in Puerto Rico included in this Annual Report (Form 11-K) for the year ended December 31, 2012.
/s/ Ernst & Young LLP
Indianapolis, Indiana
June 18, 2013